

November 12, 2010

Mr. Anthony F. Dombrowik
Chief Financial Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201

      RE:    **Red Lion Hotels Corporation**
              **Form 10-K for the Fiscal Year ended December 31, 2009**
              **Filed March 11, 2010**
              **Proxy Statement on Schedule 14A, filed April 15, 2010**
              **File No. 1-13957**

Dear Mr. Dombrowik:

We have reviewed your response letter dated October 18, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Comments on Schedule 14A

Compensation Discussion and Analysis, page 13

Elements of Our Compensation Program, page 14

1.     We note your response to comment 3 of our letter dated September 30, 2010. In response to our comment, you state that you utilized the 50th percentile of your peer group as a guideline for 2008 and determined to reduce 2008 compensation amounts by 5% in 2009. It therefore appears that you did target compensation to the $50^{th}$ percentile and then reduced this amount by 5%. To the extent that you award compensation to an executive officer above or below the targeted level, please identify the officer and explain why you awarded compensation to that particular officer at a level that was above or below the target. To the extent the additional factors noted in your response resulted in awarding

compensation to the particular officer above or below the targeted level, please discuss these factors and explain why these factors led to your decision.  Please provide this disclosure in future filings and tell us how you intend to comply.

Long-Term Equity Incentives, page 16

2.      We note your response to comment 4 of our letter dated September 30, 2010.  In addition to disclosing how the amounts are determined, please disclose the level awarded to each of your executive officers.  Please provide this disclosure in future filings and tell us how you intend to comply.

Transactions with Related Parties, page 28

Transactions with Related Parties, page 28

3.      We note your response to comment 5 of our letter dated September 30, 2010.  In future filings, please disclose all related party transactions required to be disclosed by Item 404 of Regulation S-K in this section.  Please tell us how you intend to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 with any questions regarding comments on the financial statements and related matters.  Please contact Stacy Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief